UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 3)

Genomic Health, Inc
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

37244C101
(CUSIP Number)

Leo Kirby 667 Madison Avenue, 17th Floor New York, NY 10065 (212) 339-5633
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 9, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. X

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1of 7 Pages

CUSIP No. 37244C101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	7	SOLE VOTING POWER

NUMBER OF		16,500
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,374,284
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		16,500
WITH	10	SHARED DISPOSITIVE POWER

		5,374,284
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,390,784
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.1%
14	TYPE OF REPORTING PERSON (See Instructions)

IN

Page 2of 7 Pages

CUSIP No. 37244C101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	7	SOLE VOTING POWER

NUMBER OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,374,284
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	10	SHARED DISPOSITIVE POWER

		5,374,284
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,374,284
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.0%
14	TYPE OF REPORTING PERSON (See Instructions)

IN

Page 3of 7 Pages

This Amendment No. 3 to Schedule 13D is being filed by Julian C. Baker and Felix J. Baker (the “Reporting Persons”) to supplement the statements on Schedule 13D previously filed by them, as heretofore amended. Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

Item 5. Interest in Securities of the Issuer.

Set forth below is the aggregate number of shares of Common Stock held, including shares that maybe acquired upon exercise of Options as of the date hereof by each of the following, together with the percentage of outstanding shares of Common Stock that such number represents based upon 28,245,371 shares outstanding, as reported on the company’s SEC Form 10Q filed on May 12, 2008. Such percentage figures are calculated on the basis that the shares of Options owned by the Reporting Persons are deemed exercised for shares of Common Stock but other outstanding shares of Options are not deemed converted or exercised.

Name	Number of Shares	Percent of Class Outstanding

Baker Bros. Investments, L.P.	173,897	0.6%
Baker Bros. Investments II, L.P.	20,095	0.1%
Baker Biotech Fund I, L.P.	1,226,119	4.3%
Baker Brothers Life Sciences, L.P.	3,492,192	12.4%
14159, L.P.	94,325	0.3%
FBB Associates	173,897	0.6%
Baker/Tisch Investments, L.P.	193,759	0.7%
Julian C. Baker	16,500	0.1%
Total	5,390,784	19.1%

By virtue of their ownership of entities that have the power to control the investment decisions of the limited partnerships listed in the table above, Julian C. Baker and Felix J. Baker may each be deemed to be beneficial owners of shares owned by such entities and may be deemed to have shared power to vote or direct the vote of and shared power to dispose or direct the disposition of such securities. Julian C. Baker and Felix J. Baker are also the sole partners of FBB Associates, a general partnership, and as such may be deemed to be beneficial owners of shares owned by FBB Associates and may be deemed to have shared power to vote or direct the vote and dispose or direct the disposition of those shares. Because of certain relationships with other security holders of the Issuer, the Reporting Persons are filing solely for informational purposes as if they were a member of a group of such shareholders.  However, the Reporting Persons disclaim that they and any other person or persons, in fact constitute a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or Rule 13d-5 thereunder or that they are the beneficial owners of securities owned by any such other persons, and each of them disclaim beneficial ownership of securities reported herein except to the extent of their pecuniary interest, if any therein.

Page 4of 7 Pages

Julian C. Baker is a Director of the Company.

The following transactions in Common Stock were effected by the entities noted below during the sixty days preceding the filing of this statement. None of the reporting Persons has effected any other transactions in Common Stock during this period.

		Number of
Name	Date	Shares	Transaction	Price / Share

Baker Biotech Fund I, L.P.	6/5/2008	56	Purchase	19.5000
Baker Brothers Life Sciences, L.P.	6/5/2008	236	Purchase	19.5000
14159, L.P.	6/5/2008	8	Purchase	19.5000
Baker Biotech Fund I, L.P.	6/5/2008	22,883	Purchase	19.6083
Baker Brothers Life Sciences, L.P.	6/5/2008	96,627	Purchase	19.6083
14159, L.P.	6/5/2008	3,100	Purchase	19.6083
Baker Biotech Fund I, L.P.	6/6/2008	1,103	Purchase	20.0101
Baker Brothers Life Sciences, L.P.	6/6/2008	4,655	Purchase	20.0101
14159, L.P.	6/6/2008	149	Purchase	20.0101
Baker Biotech Fund I, L.P.	6/6/2008	36,554	Purchase	20.2096
Baker Brothers Life Sciences, L.P.	6/6/2008	154,355	Purchase	20.2096
14159, L.P.	6/6/2008	4,953	Purchase	20.2096
Baker Biotech Fund I, L.P.	6/9/2008	8,271	Purchase	19.6655
Baker Brothers Life Sciences, L.P.	6/9/2008	34,926	Purchase	19.6655
14159, L.P.	6/9/2008	1,121	Purchase	19.6655
Baker Biotech Fund I, L.P.	6/9/2008	6,849	Purchase	19.6566
Baker Brothers Life Sciences, L.P.	6/9/2008	28,923	Purchase	19.6566
14159, L.P.	6/9/2008	928	Purchase	19.6566
Baker Biotech Fund I, L.P.	6/9/2008	168	Purchase	19.6133
Baker Brothers Life Sciences, L.P.	6/9/2008	709	Purchase	19.6133
14159, L.P.	6/9/2008	23	Purchase	19.6133
Baker Biotech Fund I, L.P.	6/9/2008	131	Purchase	19.6400
Baker Brothers Life Sciences, L.P.	6/9/2008	552	Purchase	19.6400
14159, L.P.	6/9/2008	17	Purchase	19.6400

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as reported herein, neither of the Reporting Persons has any express contracts, arrangements or understandings with any other Reporting Person with respect to the securities of the Company. Except as set forth in Item 7 below, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with the Company.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1.    Agreement regarding the joint filing of this statement.

Page 5of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 10, 2008

	By:	/s/ Julian C. Baker
Julian C. Baker

By:	/s/ Felix J. Baker
Felix J. Baker

Page 6of 7 Pages